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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of October, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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
               Form 20-F [X]                      Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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
                 Yes [ ]                             No [X]

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

October 9, 2003

KOREA ELECTRIC POWER CORPORATION ("KEPCO")
SAMURAI BONDS DEBT RESTRUCTURING

In accordance with the approval by the Tokyo District Court, Japan to convene the Bondholders' Meetings in connection with the Debt Restructuring Project of KEPCO, the Bondholders' Meetings for KEPCO's outstanding Samurai Bonds listed below (the "Samurai Bonds") will be held in Tokyo in the near future. The proposed agenda of the Meetings will include (i) To waive the joint-and-several liabilities of the six power generation subsidiaries in respect of the Samurai Bonds, (ii) To delete 'Privatization Clause' from the Condition of Bonds,
(iii) To agree that The Korea Development Bank ("KDB") will jointly and severally guarantee the Samurai Bonds in compensation for adoption of (i) and
(ii) above, and (iv) To approve the changes in the relevant documents, including Conditions of Bonds, to incorporate the above (i) through (iii). Daiwa Securities SMBC Co. Ltd. has been appointed as the Financial Advisor to KEPCO for the Samurai Bonds Debt Restructuring Project.

BACKGROUND OF DEBT RESTRUCTURING PROJECT:

On April 2, 2001, KEPCO separated its power generation units into six wholly-owned power generation subsidiaries ("Gencos"), including five thermal Gencos and one hydro and nuclear Genco, when a portion of KEPCO's assets and liabilities were allocated to each of the Gencos. In respect of all remaining debt incurred prior to the separation, including the Samurai Bonds, KEPCO and Gencos have joint-and-several liabilities pursuant to the Korean Commercial Code.

In order to facilitate the privatization of the Gencos, KEPCO is seeking to release the joint-and-several liabilities of GENCOs and streamline the covenant package on almost all of the external debt issued prior to April 2, 2001.


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FOUR OBJECT SECURITIES OF SAMURAI DEBT RESTRUCTURING:

-------------------------------------------------------------------------------------------------------
Object Securities                                Coupon       Amount               Maturity Date
-------------------------------------------------------------------------------------------------------
Korea Electric Power Corporation                 4.15%        JPY 27 billion       April 11, 2005
Japanese Yen Bonds of 1995 -- Fourth Series
-------------------------------------------------------------------------------------------------------
Korea Electric Power Corporation                 3.40%        JPY 14.5 billion     September 7, 2005
Japanese Yen Bonds -- Fifth Series (1995)
-------------------------------------------------------------------------------------------------------
Korea Electric Power Corporation                 A$3.80%      JPY 10 billion       January 10, 2006
Reverse Dual Currency Japanese
Yen/Australian
Dollars Bonds -- First Series (1996)
-------------------------------------------------------------------------------------------------------
Korea Electric Power Corporation                 A$4.00%      JPY 21 billion       January 30, 2006
Reverse Dual Currency Japanese
Yen/Australian
Dollars Bonds -- Second Series (1996)
-------------------------------------------------------------------------------------------------------

If you have any inquires regarding this Press Release, please contact the representative of Daiwa Securities SMBC Co. Ltd., International Finance Department as written below;

Tel: +81-3-5202-3497/3366/3505
Fax: +81-3-3246-1384 e-mail: kepcosamurai@daiwasmbc.co.jp

This press release does not constitute an offer of any securities or an informational document for any offer relating to the Samurai Debt Restructuring. An informational document relating to the Samurai Debt Restructuring will be disseminated when the offer is commenced, currently expected to be in mid-October 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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
                                         KOREA ELECTRIC POWER CORPORATION

                                         By: /s/ Lee, Hi-Taek
                                             -----------------------------------
                                             Name:  Lee, Hi-Taek
                                             Title: Chief Financial Officer
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Date: October 9, 2003